Exhibit H-1

                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-     )
                -----
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

  , 2001
--

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the
application(s) and/or declaration(s) should submit their views in writing by   ,
                                                                             --
2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued
in the matter. After   , 2001, the application(s) and/or declaration(s), as
                     --
filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * *

Alliant Energy Corporation, ATC Management Inc (70-9735)

     Alliant Energy Corporation ("Alliant Energy"), a registered holding company, its utility subsidiary, Wisconsin Power and Light Company ("WPL"), WPL's utility subsidiary, South Beloit Water, Gas & Electric Company ("South Beloit," and, together with Alliant Energy and WPL, the "Alliant Energy Applicants"), American Transmission Company LLC ("Transco"), a Wisconsin limited liability company, and ATC Management Inc., a Wisconsin corporation ("Corporate Manager," and, together with Transco, the "Transco Applicants," and together with Alliant Energy, WPL, South Beloit and Transco, "Applicants"), previously filed an application-declaration ("Original Application") with the Securities and Exchange Commission ("Commission") under sections 6(a), 7, 9(a), 10, 12 and 13(b) of the Public Utility Holding Company Act, as amended, ("Act") and Rules 43, 44, 54, 90 and 91. The Alliant Energy Applicants have principal executive offices located in Madison, Wisconsin and the Transco Applicants have principal executive offices in Waukesha, Wisconsin. The Commission approved the requested authority, subject to certain reservations of jurisdiction, in Holding Company Act Release No. 27331 (December 29, 2000).

     In the Original Application, Applicants sought various grants of authority, including authority to incur short-term debt under a credit agreement between Transco and Bank One, N.A., as agent ("Credit Facility") and through the sale of commercial paper. Borrowings under the Credit Facility were limited to $125 million. Transco was also authorized to incur long-term debt consisting of debentures, bank borrowing and other forms of long-term financing. The total amount of short-term and long-term debt outstanding was limited to $400 million. Corporate Manager was authorized to issue additional Class A shares to new members of Transco and to issue voting common equity securities in connection with the IPO. In addition, Corporate Manager was authorized to issue nonvoting preferred securities. The aggregate issuance price of common equity and preferred securities issued by Corporate Manager was limited to $500 million. Applicants requested authority to use the proceeds from these financings for "general corporate purposes, including working capital requirements, and to fund construction spending to undertake large scale capital improvements to the Wisconsin transmission system necessary to maintain reliability." Applicants are now requesting that the Commission expressly authorize them to engage in the transactions set forth in Section 3.10 of the Operating Agreement of American Transmission Company LLC as described below.

     Section 3.10 of the Operating Agreement of American Transmission Company LLC provides that:

     (a) The Company shall use its best efforts to issue, within 90 days following the Operations Date, long-term debt in an amount equal to approximately 50% of its total initial capitalization.

     (b) The net proceeds of such financing shall be distributed to the Members that contributed Transmission Assets in accordance with their respective Percentage Interests, exclusive of the Percentage Interests held by Members that did not contribute Transmission Assets, and the Corporate Manager shall revise Schedule A to reflect such distribution. Members Units redeemed shall be valued at the initial value, as set forth in the definition of Member Unit.1

     As subsidiaries of a registered holding company, WPL and South Beloit can not undertake the proposed transaction until the Commission allows their declaration under Section 12(c) and (d) and Rules 43 and 44 to become effective. Accordingly Applicants request authority for WPL and South Beloit to enter into the transactions proposed in this application-declaration, as amended.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                Jonathan G. Katz
                                    Secretary

------------------------
1 All capitalized terms not defined herein have the same definition as in the Operating Agreement of American Transmission Company LLC.